Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 10, 2022 by and between Alset Acquisition Sponsor, LLC, a Delaware limited liability company, and Heng Fai Ambrose Chan (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A common shares, $0.0001 par value per share, of Alset Capital Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated February 10, 2022, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 10, 2022	Alset Acquisition Sponsor, LLC

	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer of Alset SPAC Group Inc., its Sole Member

Date: February 10, 2022		/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan